GATEWAY DISTRIBUTORS, LTD
                                3220 Pepper Lane
                             Las Vegas, Nevada 89120
                   Phone: 702-317-2400       Fax: 702-312-3590

July 20, 2005

Gateway Distributors, Ltd.
Response to SEC letter dated May 10, 2005

Mr. Steven Jacobs, Accounting Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  SEC Letter  dated  May  10,  2005
     Gateway Distributors, Ltd
     Form 10-KSB for the year ended December 31, 2004
     File No. 000-27879

Dear Mr. Steven Jacobs:

Based on our response to your inquiries, we have determined to amend the 10-KSB to clarify selected portions of the Notes to the Financial Statements, including slight changes to some wording in the Financial Statements. The rest of the 10-KSB remains as originally filed.

We provide the following responses to your inquiries dealing with the Financial Statements and Notes filed with our Form 10-KSB for the year ended December 31, 2004.


BALANCE SHEET, PAGE F-2
-----------------------

Question 1
----------

Please explain to us in sufficient detail, the nature of your goodwill, trademarks, and formulas and how you account for these assets subsequent to their acquisition in accordance with SFAS 142. Also, tell us which assets are definite-lived and indefinite-lived intangibles.

Answer to Question 1
--------------------

In reviewing our Balance Sheet, page F-2, we realized we disposed of all of the goodwill and trademarks when we sold the Grandma Hammans formula during 2004, leaving only "Formulas" that should be identified on the Balance Sheet as of December 31, 2004. We will correct that in an Amended 10-KSB for the year ended December 31, 2004, along with the related references in the statement of operations and the statement of cash flow for 2004.

We also reviewed our Notes to the Financial Statements and discovered we somehow left out the notes relating to "Intangible Assets." You are right to ask about this. Below are the related footnotes as will be presented in an Amended 10-KSB. Thank you for bringing this to our attention.

     ADD TO NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES INTANGIBLE
     ----------------------------------------------------------------------
     ASSETS
     -------

     The Financial Accounting Standards Board has issued FASB 142 "Goodwill and
                                                                   ------------
     Other Intangible Assets," effective for fiscal years beginning after
     -----------------------
     December 15, 2001. According to this FASB, goodwill and other intangible assets should not be amortized, but instead they should be reviewed for impairment at least annually and charged to earnings only when its recorded value exceeds its implied fair value.

     The Company reviews its intangible assets for impairment yearly. In the event management determines impairment exists, then the Company will recognize impairment by reducing the intangible assets on the balance sheet and charging the difference to the statement of operations.

     ADD AS A SEPARATE NOTE TO THE FINANCIAL STATEMENTS INTANGIBLE ASSETS, NOW
     -------------------------------------------------------------------------
     NOTE 10.
     --------

     As previously discussed in Note "Asset Purchase of Grandma Hammans and Subsequent Sale of Formula," all goodwill and formulas of Grandma Hammans were included as part of the sale of the formula in the agreement between Grandma Hammans, Blaine Wendtland, and Los Cabos dated December 21, 2004. As a result of this transaction, the Company in its annual review for impairment of intangible assets had no intangibles left other than formulas. As discussed later in this Note, management concluded there was no impairment.

     The Company acquired in the purchase of assets from TRSG on December 31, 2002, formulas valued at $475,000. During 2004 the Company acquired additional formulas for $61,500 and added them to Formulas for a total of $536,500 on the balance sheet as of December 31, 2004

     In addition, during 2004, the Company identified products pending production in the amount of $418,223. Refer to Note "Search for and Development of Products, Product Lines, and Joint Ventures" as to how management determines what to recognize as an asset. Management considers all intangible assets are indefinite-lived intangibles.

     Management reviewed intangibles for impairment as of December 31, 2004. In its review, management took into consideration the marketing dynamics and the quality of its intangibles. Management has negotiated with third parties from time to time to sell or joint venture its formulas and product development awaiting production. Management recognizes that the Company continues to suffer with net operating losses and lack of sufficient revenues generated from its present marketing approach. Management also considered that sales outside of the United States have expanded and appear to be growing. Upon completion of its review, management concluded there is no impairment of intangibles as of December 31, 2004.


In addition, we reviewed our Note on "Search for and Development of Products, Product Lines, and Joint Ventures" and expanded the Note to explain more clearly how we distinguished what we expense and we capitalize.

In reevaluating our cash flow in presenting the sale and purchase of formulas, trademarks and goodwill, we noted that the sale of the Grandma Hammans formula, trademarks and goodwill is a non-cash transaction as reported at the end of the statement of cash flows. However, the presentation on the cash flow statement itself has recognized that transaction as a cash transaction rather than a non-cash transaction. We have corrected the cash flow statement eliminating the non-cash activity in disposing of the assets and liabilities of Grandma Hammans in exchange for 51% interest in Los Cabos Beverage. Summarized the changes are:

     Cash Flows From Investing Activities:
          (Purchase) of Formulas                                  ($61,500)

     Cash Flows From Financial Activities:
          Net Proceeds from Term Debt after Principal Payments  $2,457,594

All of these changes will be incorporated into the Amended 10-KSB. We believe this answers your first question.


NOTE 1, ORGANIZATION, HISTORY AND BUSINESS ACTIVITY, PAGES F-8 TO F-9
---------------------------------------------------------------------

Question 2
----------

Please advise us of, and clarify in future filings, how and why you simultaneously sold your interest in and subsequently purchased all of the assets of TRSG Corporation on December 31, 2002

Answer to Question 2
--------------------

Part of Note 1 now reads as:

     On December 31, 2002, the Company sold its ownership interest in TRSG Corporation ("TRSG") previously a majority owned subsidiary. The consolidated financial statements recognize the operations of TRSG up to the point of sale, which is December 31, 2002.

     On December 31, 2002, the Company bought all of the assets and assumed a significant portion of the debts of TRSG. This transaction is reported on the purchase method of accounting using the carrying value on the books of TRSG as the cost basis on the books of the Company.

This same part of Note 1 will change to read as follows:

     The Company originally acquired TRSG Corporation ("TRSG"), effective January 11, 2001, by passing all of its assets and selected debt to TRSG in exchange for approximately 78% of the stock ownership of TRSG. When the Company later sold its approximately 76% interest in TRSG, effective December 31, 2002, it received $15,000 for the stock. It also acquired all of the assets of TRSG, its operations, and selected debt from TRSG. The disposal of TRSG December 31, 2002 effectively brought back into the Company what it had before it acquired TRSG in the first place, effective January 11, 2001. These transactions, both the original acquisition as well as the subsequent disposal, are reported under the purchase method of accounting, with reported costs recognized as it was in the hands of the predecessor.


NOTE 2, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9
------------------------------------------------------------

Question 3
----------

Please advise us of, and disclose in future findings, your impairment policy and the factors you considered in evaluating your intangible assets, including product development, goodwill and trademark and formulas, for impairment. In a supplemental response, please also include your consideration of the following impairment indicators:

a. Recurring substantial net loss from operations and net loss before income taxes;

b. Recurring negative operating cash flow from operations and your dependency on the issuance of common stock and multiple stock splits in order to meet your cash flow requirements.

c.   Increasing accumulated deficit.

Answer to Question 3
--------------------

These items were answered in our response to you in our Answer to Question 1.

NOTE 7, PURCHASE OF REAL ESTATE AND TRANSPORTATION EQUIPMENT, PAGES F-14 TO
---------------------------------------------------------------------------
F-16, NOW PAGES F-15 TO F-18
----------------------------

Question 4
----------

Please tell us the date you initially acquired as well as the fair value and book value of each of the properties involved in the exchange and how you recorded the exchange in your financial statements. Also, please tell us your basis in accounting for recording the transfer at cost. In this regard, do you consider this an exchange of productive assets that are of the same general type, that perform the same function or are employed in the same line of business? Refer to APB 29 and EITF 01-2.

Answer to Question 4
--------------------

All properties involved we acquired in 2004 and exchanged in 2004, as mentioned in the Note.

The other party that owned them jointly with the Company held them for less than four (4) months before he bailed out of his ownership position. He came to the realization that the investments, although they looked good in the long run would require major amounts of cash flow and drain to get any return back on the investment. We too realized that and that the investment, especially Aspen Cove Resort, would require much more cash outs than cash ins to keep and maintain.

The same party was involved in the joint ownership and subsequent exchanges. We recorded all of the transactions at cost to the Company, irrespective of what the fair value may have been. All properties increased in fair value after purchase and before exchange. There was no gain to recognize on the exchanges. No losses were involved. We treated them all as like kind exchanges, even the amount of gain on the assets held for sale.

Our basis in accounting for recording the transfer at cost includes:

     - The transaction dates from purchase to exchange are less than 4 months.
     -    Transactions considered like kind exchanges.
     - Treat transactions at cost, as mutually agreed with the other party involved.
     -    Cost more conservative than fair value
     -    Company (50%) assumed sizeable debt in exchange for debt free assets.

     As to the question whether the exchange of productive assets are of the same general type, the answer is not all are of the same general type. However, since no gain is recognized (there was no loss involved) and it all happened in the same year, we determined it was prudent to recognize the smaller value, which is cost.

We will change our wording in the Amended 10-KSB on page F-15, which is Note 7 Paragraph 7, to instead of saying:

     All of these assets are reported at cost. No gain or loss is recognized on property exchanges made during the year, it will say:

     All of these assets are reported at cost. There are no losses to recognize on the two property exchanges made during the year. Any possible gains were not recognized because of the assumption of significant inherent negative cash flows acquired as a result of the property exchanges. The Company has assumed more cash requirement risks to pay 100% rather than 50% of the mortgage debt as well as bearing 100% instead of 50% responsibility to pay for the continued loss in operations of Aspen Cove Resort. The unrecognized inherent gains in the combined transactions amount to approximately $100,000, which is less than the estimated additional cash flows, as discounted, that the Company expects to absorb within the next eighteen months.

Question 5
----------

Since it appears that your 50% portion, representing the incremental interest you acquired, of the fair value and net equity of properties received exceeds the fair value of the properties transferred, tell us what other consideration you gave up to acquire these assets. If no other consideration was given, please further explain to us the circumstances of this transfer and why an unrelated third party would enter into such a transaction.

Answer to Question 5
--------------------

The only other consideration given up is the Company now has to assume all of the debt and to sustain the continued losses in operations of Aspen Cove Resort.
Note 7 discusses the debt.  Please refer to the answer to Question 4.


NOTE 10(I), OTHER STOCK ISSUED FOR SERVICES PROVIDED, PAGE F-20, NOW NOTE 11(I)
-------------------------------------------------------------------------------
PAGE F22
--------

Question 6
----------

We note that you issued 48,010 shares of restricted common stock to certain officers during 2004 and assigned a value of $33,142. Please further explain to us why you could not estimate the fair value of your restricted stock and your basis for the value you did assign. Also, tell us how you considered the guidance in paragraphs 23 and 24 of APB 25 in your accounting treatment. Finally, please clarify the circumstances under which you issued 15,673 of unrestricted stock including to whom they were issued, and the basis for that valuation.

Answer to Question 6
--------------------

You have raised a good question and we believe we need to expand our explanation in Note 10(i), now Note 11(i). In addition we see the need to add another section to Note 10 that we will title "(k) - Series A Preferred Stock Converted to Common Stock.", now Note 11(k).

As discussed in Note 10(i), now Note 11(i), the Company gave up restricted stock
-------------------------------------------
for services. We took into consideration the guidelines of APB 25 to value the transaction based on either, (1) the value of what was given up, or (2) the value of the services received, which ever is more reliably measured. However, our conclusion explaining how we came to the valuation of the transactions seems to lack sufficient explanation dealing with the value of the services received.

First, what the Company gave up was restricted stock. The owner of restricted stock cannot sell his stock and the stock has no market. Therefore, what the Company gave up has no market value; so, the Company cannot use the value of the stock to establish the value of the transaction.

Second, the value of the services the Company received was for services, the value of which varied depending on the circumstances of the stock issued. The Company used its best efforts to value the transactions based on the value of the services, as this is more reliably measured in issuing restricted stock.

A summary of the value assigned  and reported in the financial statements for
-----------------------------------------------------------------------------
the year ended December 31, 2004 for the services follows:
---------------------------------------------------------

Services provided by officers for the efforts and risks they took for the Company relating to the Chelsea Collection by Francois Vautour ("Chelsea Collection") (Refer to Note 4 of the financial statements). The value of the services provided stops the Company from future commitments should the Company chose to stop investing in the Chelsea Collection, but the Company would lose all of its investment should it do so. As long as the Company continues making its monthly commitment, then the value of this arrangement is of no value to the Company. Since the Company went into the arrangement with the Chelsea Collection with no intention to stop investing in it, the value of this arrangement to the Company at the time was of no value unless some future event stopped the Company from further investment. Consequently, the Company determined the value of the services provided is unknown and is contingent on future events and, therefore, is not measurable.

As a result, this non cash transaction is left with no reliable measure, neither from the value of restricted stock or from the service provided. However, the Company believed some value needed to be recognized, so it recognized a token amount of $4,166 for the nine shares, after reverse stock splits, of restricted common stock recognized on the financial statements as of December 31, 2004.

Services provided by an outside consultant to the Company for an agreed upon value of $32,500. After reverse stock splits this computes to one share of restricted common stock as recognized at December 31, 2004. As a side observation, after this outside consultant provided this service to the Company, he has provided additional services for the

Company in exchange for stock. However, all common stock he has received since this arrangement, he has insisted by paid by unrestricted stock (S-8 stock), as he believes there is little or no value in owning restricted common stock.

We will change the wording in Note 10(i), now Note 11(i)) to read:
------------------------------------------------------------------

     The Company follows the guidelines of APB 25 in valuing non cash transactions to be either the value of the assets given up or the value of the services received, which ever is more reliably measured. In the case of restricted stock, the holder cannot sell it, and it has no market when issued. The value of the unrestricted common stock of the Company is unstable and is not a reliable point of reference. The Company continues with the question as to whether it is a going concern. As a result, management has taken the position that restricted stock has no measurable value. Therefore, the Company values non cash transactions involving restricted stock using the measurable value of the service received.

     During 2004 and 2003, the Company issued to its officers 9 and 0 shares of restricted common stock, after reverse stock splits, valued at $4,166 and $0 respectively. Services provided by officers are for the efforts and risks they took relating to the Chelsea Collection by Francois Vautour ("Chelsea Collection") (Refer to Note "Licensing / Purchase Agreement with the Chelsea Collection, Inc.") The service involved a means for the Company to have a stop loss on the commitment to invest in the Chelsea Collection, but in doing so, it would lose all of its investment in the Chelsea Collection if it stopped investing in it. Since the Company went into the arrangement with no intention to stop its commitment, then the value of this service may be of no value to the Company. Only future events, unknown at the time, would give this service any value to the Company. Therefore, the value of this non cash transaction has no reliable means of measurement and should be valued on the financial statements for a value of $0. However, the Company concluded something should be recognized, so a token amount of $4,166 was assigned as the value of the issuance of the restricted common stock. The Company charged the $4,166 to the statement of operations.

     In addition, during 2004 and 2003, the Company issued to an outside consultant 1 and 0 shares of restricted common stock, after reverse stock splits, for an agreed value of $32,500 and 0 respectively. Since then, the same outside consultant has provided additional services in exchange for unrestricted common stock only. The Company charged the $32,500 to the statement of operations.

We will add a Note 11(k) to read as follows:
--------------------------------------------

(k)-SERIES  A  PREFERRED  STOCK  CONVERTED  TO  COMMON  STOCK
-----------------------------------------------------------

     On December 21, 2004 two of the holders of Series A Preferred stock converted a total of 24,000 shares of Series A Preferred stock for 48,000 (24,000,000 pre- reverse stock split) shares of common stock. The conversion requires no consideration be made by the Series A Preferred stockholders, so this conversion has no monetary affect in the financial statements. It merely reports a shift in the kinds of ownership and the par value presentation of the changes in ownership within the equity section of the balance sheet, and as reported in the statement of equity.

Question 7
----------

We note that you issued 4.2 million shares of preferred stock to certain officers during 2004. Please further explain to us why you could not estimate the fair value of your preferred stock and your basis in GAAP for assigning a value of approximately $0.001 per share. In your response, please include a summary of the terms and rights associated with your preferred stock and explain the nature of the restrictions.

Answer to Question 7
--------------------

This question ties into Question 6. Please refer to that response in addition to the response here.

In reviewing our notes to the financial statements, we find we did leave out the summary of terms and rights of preferred stock in the notes to the financial statements. Thank you for drawing this to our attention.

We will add a paragraph to Note 1 and include it in the Amended 10-KSB as the
-----------------------------------------------------------------------------
third paragraph to Note l to say:
---------------------------------

     As of December 31, 2004, the Company has two classes of stock - Common and Preferred. Common stock has authorized 25,000,000,000 shares with a par value of $0.001 per share. Preferred stock has authorized 400,000,000 shares. Within Preferred stock, Series A Preferred has authorized 100,000,000 shares with a par value of $0.001 per share. The remaining 300,000,000 shares of Preferred stock have no series designated and no shares are issued. Series A Preferred shareholders can convert each share of Series A Preferred for 1,000 shares of Common stock without any additional consideration. Series A Preferred has voting rights equal to Common stock, computed at the conversion rights of the Series A Preferred stock, with 1,000 votes for each Series A Preferred stock while Common stock receives one vote per share.

Change in Authorized preferred shares

In addition, the stockholders' equity section of the consolidated balance sheet states that there are 200,000,000 preferred shares authorized. It should state that there are 400,000,000 rather than 200,000,000 preferred shares authorized. This will be corrected in the Amended 10-KSB.

A summary of the value assigned  and reported in the financial statements for
-----------------------------------------------------------------------------
the year ended December 31, 2004 for the services follows:
---------------------------------------------------------

During 2004 and 2003, the Company issued to its officers 270,000 and 0 shares of restricted Series A Preferred stock valued at $270 and $0 respectively for services provided by officers for the efforts and risks they took relating to the Chelsea Collection by Francois Vautour ("Chelsea Collection") (Refer to Note "Licensing / Purchase Agreement with the Chelsea Collection, Inc.") The service involved a means for the Company to have a stop loss on its commitment to invest in the Chelsea Collection, but in so doing, the Company would lose all of its investment in the Chelsea Collection if it stopped its monthly commitment. Since the Company went into the arrangement with no intention to stop its commitment, then the value of this service may be of no value to the Company. Only future events, unknown at the time, would give this service any value to the Company. Therefore, the value of this non cash transaction has no reliable means of measurement and should be valued on the financial statements for a value of $0. However, the Company concluded something should be recognized, so the par value of Series A Preferred Stock, or $270, was assigned the value for issuing the restricted Series A Preferred stock and $270 was charged to the statement of operations.

In addition, during 2004 and 2003, the Company issued 4,000,000 and 726,000 restricted shares of Series A Preferred stock for services provided by the officers relating to the initial efforts and preliminary stage of projects, a
few of which the     Company has since determined to exploit.  When the Company granted these awards for services provided, the projects were yet to research
out and the     Company considered any possible results contingent on unknown and future events, the measurement of which the Company determined it could not reliably measure. Consequently, these non cash transactions were left with no value. However, the Company believed some value needed to be recognized, so $4,000 (par value of Series A Preferred stock) and $72,600 (par value of Series A Preferred stock times the conversion equivalent to common stock of 1,000) were recognized as of December 31, 2004 and 2003 respectively and charged to the corresponding statements of operations.

We will delete any reference to this in Note 10(i) and delete the entire
------------------------------------------------------------------------
existing disclosure in Note 10(j) as  it will now be in Note 11(i),.  We will
-----------------------------------------------------------------------------
change the wording in Note 10(j),which is now Note 11(j), to read:
------------------------------------------------------------------

     (J) Series A Preferred Stock Issues
     -----------------------------------

     The Company follows the guidelines of APB 25 in valuing non cash transactions to be either the value of the assets given up or the value of the services received, which ever is more reliably measured. In the case of restricted stock, the holder cannot sell it, and it has no market when issued. Series A Preferred stock is all restricted stock when issued and can only be converted to common stock. Its only reliable point of reference is restricted common stock, which the Company has determined is of no value. As a result, management has taken the position that Series A Preferred stock has no measurable value when issued. Therefore, the Company values non cash transactions involving restricted stock using only the measurable value of the service received.

     During 2004 and 2003, the Company issued to its officers 270,000 and 0 shares of restricted Series A Preferred stock valued at $270 and $0 respectively for services provided by officers for the efforts and risks they took relating to the Chelsea Collection by Francois Vautour ("Chelsea Collection") (Refer to Note "Licensing / Purchase Agreement with the Chelsea Collection, Inc.). The service involves a means for the Company to have a stop loss on its commitment to invest in the Chelsea Collection, but in so doing, the Company would lose all of its investment in the Chelsea Collection if it stopped its monthly commitment. Since the Company went into the arrangement with no intention to stop its commitment, then the value of this service may be of no value to the Company. Only future events, unknown at the time, would give this service any value to the Company. Therefore, the value of this non cash transaction has no reliable means of measurement and should be valued on the financial statements for a value of $0. However, the Company concluded something should be recognized, so the par value of Series A Preferred Stock, or $270, was assigned and was charged to the statement of operations.

     In addition, during 2004 and 2003, the Company issued 4,000,000 and 726,000 restricted shares of Series A Preferred stock for services provided by the officers relating to the initial efforts and preliminary stage of projects, a few of which the Company has since determined to exploit. When the Company granted these awards for services provided, the projects had research and feasibility studies to do before the Company would be ready to exploit or not. The Company considered any possible results contingent on unknown and future events, the measurement of which the Company determined it could not reliably measure. Consequently, these non cash transactions were left with no value. However, the Company believed some value needed to be recognized, so $4,000 (par value of Series A Preferred stock) and $72,600 (par value of Series A Preferred stock times the conversion equivalent to common stock of 1,000) were recognized as of December 31, 2004 and 2003 respectively and charged to the corresponding statements of operations.


NOTE 13, FORGIVENESS OF DEBT, PAGE F-21, NOW NOTE 14, PAGE F-24
---------------------------------------------------------------

Question 8
----------

In a supplemental response, please explain in sufficient detail the nature of these liabilities and your basis for recognizing this as forgiveness of debt income. Also, tell us how you considered the applicable state escheat laws when making the determination that this is "forgiveness of debt" rather than unclaimed property. Refer to paragraph 16 of SFAS 140.

Answer to Question 8
--------------------

Some years ago, the Company changed accounting systems. In the midst of this transition the financial controller suddenly died. The transition of the accounting system was not completed. The subsequent financial controller continued to make the changes in the accounting systems and then suddenly left. The Company then acquired other companies, their assets and selected liabilities, and went public with the Company.

The detail of the liabilities ended up very large. The cash flow of the Company was inadequate to pay the liabilities, so they were not paid. No one could fully satisfy himself or herself that all of the debt was valid. Yet, from a conservative position, the liabilities were not reduced year after year.

About three years ago, the present financial controller was hired. During the past three years, she has brought the financial records current from everything she can find. From her efforts and the fact that no one has made any contacts to seek payment on approximately $1,700,000 in debt during the past four years, management has concluded that the likelihood of ever paying any of the $1,700,000 is remote if not moot. We wrote off $1,282,886 of the recorded liabilities and left $400,000 on the books and balance sheet as a "cushion" in the event something may come up in the future.

Whether it is from errors of several years ago, or whether the debt has been eliminated and washed away because of the Nevada laws wiping out debts after three years that have not been pursued for collection is not known. We are of the opinion that if the Nevada escheat laws do apply in this situation that it is beyond the three-year statute applicable in Nevada. In addition, we are of the opinion that this adjustment does not fall under unclaimed property and is therefore not reportable or payable to the State of Nevada.

These liabilities of approximately $1,700,000 have remained on the books for perhaps as much as 10 years, virtually untouched over the years, except for an occasional payment to someone or an elimination of a debt that was verified it had been paid and was still on the books as an unpaid liability.

Whether the liabilities written off the books and the balance sheet for the year ended December 31, 2004 are debt forgiveness, in the sense of freeing from a debt obligation, or whether they are from duplicated or erroneous liability recognition of the past is not known. Management believes it is most likely a combination of all of the above.

Perhaps we should call it something besides "Forgiveness of Debt." We do not perceive this as an extraordinary event, or a condition that requires a prior year adjustment. Contemplating what wording to use that may more closely describe the situation at hand besides "Forgiveness of Debt," we have chosen to rename it through out the financial statements and notes as a "Reduction of Reported Liabilities." We will continue reporting the "Reduction of Reported Liabilities" on the statement of operations as it is now reported, which is as an "other expense" outside of regular operations.

Note 13 will now read as:

     Note 14 - Reduction in Recorded Liabilities

     For 2004, the Company has recognized $1,282,886 in a reduction of reported liabilities. These are liabilities recognized in prior years' financial statements. The Company has been unsure and unable to identify what they represent. Some go back as much as ten years ago. Some may represent debts recorded in prior mergers and acquisitions that the Company is not responsible to pay anyway. Others may have come about by erroneously recording liabilities that were already paid. Others may be duplicated liabilities that did not belong as a debt in the first place.

     The Company has chosen to reduce the amount of these unidentified liabilities of $1,682,886 by $1,282,886, which leaves $400,000 in unidentified liabilities reported on the balance sheet under trade accounts payable. Management has concluded that this reduction in unidentified liabilities is not subject to applicable state escheat laws and statute of limitations, nor does it need to file anything as unclaimed properties to the State of Nevada.


NOTE 14, NOW NOTE 15, SEARCH FOR AND DEVELOPMENT OF PRODUCTS, PRODUCT LINES AND
-------------------------------------------------------------------------------
JOINT VENTURES, PAGE F-22, NOW PAGE F-25
----------------------------------------

Question 9
----------

Please explain in sufficient detail the types of costs you incur for product development. In addition, tell us how you considered the guidance in SFAS 2 in accounting for these costs.

Answer to Question 9
--------------------

The types of costs we incur for product development include direct costs associated with the search, evaluation, research, development, and market study for the product development involved. These costs include: 1) outside business consultants, 2) travel, 3) testing and analysis, and 4) any other direct cost that may arise.

In considering the guidance of SFAS 2, in accounting for these costs, we charge operations for all preliminary and research costs, as well as all costs stemming from all stock issuances regardless of whether they would otherwise be capitalized or not. We only recognize as an asset those direct costs paid in cash that are associated with specific projects after we have taken them beyond research and past the "bench test" development stage. We note that we titled these assets as "Product Development Awaiting Production." We will clarify the title to read "Products Pending Production." Please refer to the last part of our Answer to Question 1 that explains what we will include in our Amendment to 10-KSB as to what we believe will more fully explain this question.

ACKNOWLEDGEMENT
---------------

The Company acknowledges that:

1) It is responsible for the adequacy and accuracy of the disclosure in the filings,

2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


-------------------------
Rick Bailey, President